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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K contains a press release dated September 27, 2002 announcing Sonera appeals to the Supreme Administrative Court ADMINISTRATIVE COURT OF HELSINKI AFFIRMED FICORA'S INTERPRETATION OF THE CALCULATION GROUNDS APPLIED IN RELATION TO THE INTERCONNECTION PRICING OF SONERA'S MOBILE COMMUNICATIONS.

        1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

September 27, 2002 at 12.00

Sonera appeals to the Supreme Administrative Court

        ADMINISTRATIVE COURT OF HELSINKI AFFIRMED FICORA'S INTERPRETATION OF THE CALCULATION GROUNDS APPLIED IN RELATION TO THE INTERCONNECTION PRICING OF SONERA'S MOBILE COMMUNICATIONS

        The Administrative Court of Helsinki has today issued a decision on the appeal filed by Sonera Corporation against the decision which was issued on April 24, 2001 by the Finnish Communications Regulatory Authority (FICORA; formerly the Telecommunications Administration Centre) and according to which the interconnection pricing applied by Sonera in domestic mobile communications was not reasonable in relation to the actual costs. The FICORA was therefore of the opinion that Sonera had priced its interconnection fees contrary to the Telecommunications Market Act and obliged Sonera to revise its pricing.

        In May 2001, Sonera filed an appeal against the decision of the FICORA with the Administrative Court of Helsinki, as the company considered that Sonera and the FICORA had different ideas of what should be taken into account in the pricing of interconnection. Sonera did not agree with the FICORA's view on the pricing grounds because, for example, the company considers it to reward inefficient operations.

        In its decision issued today, the Administrative Court of Helsinki stated that the FICORA's method of determining the amount of capital tied to mobile networks and method of handling the above-mentioned costs allocated by Sonera to mobile networks shall not be considered erroneous. Sonera will appeal the decision of the Administrative Court of Helsinki to the Supreme Administrative Court. The decision issued by the FICORA in April 2001 is not enforceable until the Supreme Administrative Court has issued its decision.

        Sonera believes that the correct, essential elements have been taken into account in its pricing regime, and that its regime encourages efficiency. The correct price level for interconnection traffic should be based on commercially negotiated solutions. In the spring and summer of 2001, Sonera concluded new mobile communications interconnection agreements with all mobile network operators in Finland. The interconnection fees of Sonera's mobile communications that are now examined are lower than those of other Finnish operators and, even internationally speaking, they are low.

        The revenues generated in 2001 by Sonera's mobile communications business amounted to EUR 1,213 million, which is about 55% of the total revenues of Sonera in 2001.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

Further information:

Jyrki Karasvirta, Vice President, Press Relations
Tel: + 358 2040 60537
e-mail: jyrki.karasvirta@sonera.co,

Tiia Tuovinen, Deputy General Counsel, Legal Affairs
Tel: +358 2040 58249
e-mail: tiia.tuovinen@sonera.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE September 27, 2002 at 12.00 Sonera appeals to the Supreme Administrative Court
SIGNATURES